A13/7/2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE



02019777

RECEIVED
MAR 0 1 2002
364

SEC FILE NUMBER
8-52567

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/01   AND ENDING   12/31/01
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

iQ Ventures, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Ave.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Pollowitz   (212) 758-2460
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPA's
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501	NEW YORK	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I, Greg Pollowitz, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of iQ Ventures, Inc. (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

_____
Greg Pollowitz, President

Sworn and subscribed to before me this __28__ day of __February__, 2002.

KIM M. SOLAR
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Feb. 22, 2003

iQ Ventures, Inc.
(SEC I.D. No. 8-52567)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
FOR THE PERIOD FROM INCEPTION (MARCH 17, 2000)
TO DECEMBER 31, 2001
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

iQ Ventures, Inc.

TABLE OF CONTENTS

This report contains (check all applicable boxes):   **Page**



Van Buren & Hauke, LLC	63 Wall Street	Tel (212) 344-3600
Certified Public Accountants	Suite 2501	Fax (212) 344-3834
	New York, New York 10005	E-mail: VBH@wallstcpas.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
iQ Ventures, Inc.

We have audited the accompanying balance sheet of iQ Ventures, Inc., (A Development Stage Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and for the period from March 17, 2000 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iQ Ventures, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended and for the period from March 17, 2000 (inception) to December 31, 2001 in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for the purpose of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren & Hauke, LLC

New York, NY
February 4, 2002

1

iQ Ventures, Inc.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash	$	40,685
Demand loan - officer		11,395
Total Assets	$	52,080

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Stockholder's Equity:		
Common stock - no par value,		
200 shares authorized,		
200 shares issued and outstanding		55,100
Deficit accumulated during the development stage		(3,020)
Total Stockholder's Equity		52,080
Total Liabilities and Stockholder's Equity	$	52,080

See accompanying notes.

2

iQ Ventures, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND FOR THE PERIOD FROM MARCH 17, 2000 TO DECEMBER 31, 2001

	Year Ended December 31, 2001	For the Period From March 17, 2000 To December 31, 2001
Revenues:		
Consulting fees	$ 7,500	$ 7,500
Total Revenues		
Costs and Expenses:		
License and registration fees	1,712	1,712
Professional fees	2,554	2,554
Regulatory fees	-	5,550
Office supplies and expense	195	249
Taxes	455	455
Total Costs and Expenses	4,916	10,520
Net (loss)	$ 2,584	$ (3,020)

See accompanying notes.

3

iQ Ventures, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND FOR THE PERIOD FROM MARCH 17, 2000 TO DECEMBER 31, 2001

	Year Ended December 31, 2001	For the Period From March 17, 2000 To December 31, 2001
Cash Flows From Operating Activities:		
Net (loss)	$ 2,584	$ (3,020)
Net Cash (Used) By Operating Activities	2,584	(3,020)
Cash Flows From Investing Activities:		
Loan to officer	(2,999)	(11,395)
Net Cash (Used) By Investing Activities	(2,999)	(11,395)
Cash Flows From Financing Activities:		
Capital contributions	-	55,100
Net Cash Provided By Financing Activities	-	55,100
Net Increase In Cash	(415)	40,685
Cash Balance, Beginning of Period	41,100	-
Cash Balance, End of Year	$ 40,685	$ 40,685

See accompanying notes.

4

iQ Ventures, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FROM MARCH 17, 2000 TO DECEMBER 31, 2001

	Shares of Common Stock	Common Stock	Deficit Accumulated During the Development Stage
Balances, March 17, 2000	-	-	-
Issue stock to parent	200	$ 55,100	-
Net (loss) for the period	-	-	$ (5,604)
Balances, December 31, 2000	200	55,100	(5,604)
Net (loss) for the year	-	-	2,584
Balances, December 31, 2001	200	$ 55,100	$ (3,020)

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

iQ Ventures, Inc. (Company) was incorporated in New York on March 17, 2000 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has not yet commenced its intended business as a general securities broker-dealer conducting agency and riskless principal transactions. The Company is a development stage company that has not generated any significant revenues from March 17, 2000 (inception) to December 31, 2001.

The Company changed its name from Ziptrade.Com, Inc. to iQ Ventures, Inc.

The Company is a wholly-owned subsidiary of iQ Venture Partners, Inc. (parent).

The Company has a December 31 year-end.

The Company, as part of its membership agreement with the NASD, is required, among other things, to clear all of its transactions on a fully disclosed basis through its clearing firm. The Company is currently interviewing prospective firms and as of yet has not negotiated a final agreement. The Company cannot conduct its retail business until such an agreement is in place.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated tax return filed by its parent. Federal taxes, if any, are calculated as if the Company filed on a separate return basis.

The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

3.   **RELATED PARTY TRANSACTIONS**

During the year, the Company loaned $2,999 to its principal shareholder. The amounts are repayable on demand, without interest.

The Company occupies space, and receives phone, office, and general and administrative support from its parent under an unconditional agreement requiring the parent to pay these expenses without recourse to the Company. Certain types of expenses are not within the scope of this agreement and they include, but are not limited to, clearing costs and expenses, commissions and regulatory fees.

4.   **GOING CONCERN**

The Company is a development stage company that has not begun operations.

Management's energies from inception have been to obtain approval from the appropriate regulators for the Company to conduct a general security business (agency and riskless principal transactions) through traditional methods and as an online discount broker.

The Company intends to implement its business plan slowly and over time. The capital resources that are needed to accomplish its plan are significant and from inception have been provided by the parent, who is also funding the acquisition of a trading system for use by the Company's online discount brokerage operation. The Parent is expected to continue to fund its own and the Company's needs by raising capital from outside sources

There can be no assurance that the Parent will be successful in raising capital in sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise substantial doubt about its ability to continue as a going concern.

5.   **NET CAPITAL REQUIREMENTS**

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $40,685, which was $35,685 in excess of the amount required.

iQ Ventures, Inc.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:
  Total stockholder's equity $ 52,080

Deductions and/or charges:
  Non-allowable assets   (11,395)

Net capital $ 40,685

AGGREGATE INDEBTEDNESS $ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required $ 5,000

Excess net capital $ 35,685

Ratio: Aggregate indebtedness to net capital = 0.00.

The above computation does not differ materially from the Company's unaudited
Form X-17A-5 Part IIA, filed electronically.

VB&H

Van Buren & Hauke, LLC	63 Wall Street	Tel (212) 344-3600
Certified Public Accountants	Suite 2501	Fax (212) 344-3834
	New York, New York 10005	E-mail: VBH@wallstcpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
iQ Ventures, Inc. (A Development Stage Company)

In planning and performing our audit of the financial statements and supplementary information of iQ Ventures, Inc. (the "Company") for the year ended December 31, 2001 and for the period from March 17, 2000 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Van Buren & Hauke, LLC

New York, NY
February 4, 2002

Van Buren & Hauke, LLC
Certified Public Accountants

10